Filed by Oaktree Capital Group, LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

Date: March 14, 2019

EMPLOYEE UNITHOLDERS FAQ | MARCH 2019

EMPLOYEE UNITHOLDERS FAQ

1. How did you determine the valuation for the transaction?

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The price was arrived at based on lengthy negotiations between the senior management of Oaktree and Brookfield, and their representatives, with a Special Committee of Oaktree’s Board of Directors comprised of two independent directors determining the price and terms of the acquisition of Oaktree’s public units. We believe that the price represents fair value for the business.

2. How will my Oaktree unvested equity be handled?

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Unvested equity will continue to vest per existing terms. Unvested Oaktree Class A units will be converted to unvested OCGH units (since there will be no public Oaktree Class A units anymore). A separate communication will be provided to OCGH holders explaining the treatment of their units. You will have an annual liquidity option for your OCGH units as they vest.

3. What will happen to my vested Oaktree units?

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You will be able to elect either cash or stock consideration subject to proration such that the total consideration from Brookfield to all sellers is 50% in cash and 50% in stock. The consideration will be paid at closing.

4. Will I have a lock up on the Brookfield shares I receive for my Oaktree units?

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Up to 50% of OCGH units held by management and employees sold to Brookfield at the initial closing of the transaction will be subject to a 90-day lock-up. Thereafter, any sales will be subject to Oaktree’s normal Compliance pre-approval process for personal trading.

5. Will I continue to be paid in cash and equity?

•	We have not yet made any final decisions about compensation programs going forward. What we do know:

○	There will be no changes to how your compensation is decided or how funding is handled. Oaktree will continue to administer our compensation programs.

○	Your annual compensation in the future will be addressed as it is today, based on firm, team and individual performance.

6. You have addressed my Oaktree units, what if I am currently a holder of OCGH units?

•	A separate communication will be provided to OCGH holders explaining the treatment of their shares.

EMPLOYEE UNITHOLDERS FAQ | MARCH 2019

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Brookfield Asset Management Inc. (“Brookfield”) will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of Oaktree Capital Group, LLC (“Oaktree”) and a prospectus of Brookfield. INVESTORS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an email to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 3598647 or by sending an e-mail to linda.northwood@brookfield.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Oaktree unitholders in connection with the proposed transaction will be set forth in the consent solicitation statement/prospectus when it is filed with the SEC.

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